UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response 2.50

SEC File Number: 001-13015
CUSIP NUMBER 636912206

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

National Mercantile Bancorp

Full Name of Registrant

Former Name if Applicable

1880 Century Park East, Suite 800

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90067

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 12, 2007, National Mercantile Bancorp (‘‘National Mercantile’’) completed its previously announced reincorporation merger (the “Reincorporation Merger”) with and into its wholly-owned subsidiary, First California Financial Group, Inc. (“First California”). Immediately after the Reincorporation Merger, FCB Bancorp (“FCB”) merged with and into First California (the “Primary Merger,” and together with the Reincorporation Merger, the “Mergers”). In accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended, First California is filing an Annual Report on Form 10-KSB on behalf of National Mercantile with respect to its fiscal year ended December 31, 2006. In addition, First California has filed an Annual Report on Form 10-K for the year ended December 31, 2006 on behalf of FCB and an Annual Report on Form 10-K with respect to itself for the partial fiscal year ended December 31, 2006. In light of the recent completion of the Mergers and the preparation and filing of the other Annual Reports, First California was not able to complete its preparation of the Form 10-KSB on behalf of National Mercantile prior to the required filing date without incurring unreasonable effort and expense. Accordingly, on behalf of National Mercantile, First California is seeking the extension provided by Rule 12b-25 and intends to file the Annual Report on Form 10-KSB on behalf of National Mercantile as soon as practicable, and in no event later April 17, 2007.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Romolo Santarosa (Name)	(805) (Area Code)	484-0534 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

As previously disclosed in the registrant’s March 6, 2007 press release, net income grew 27% to $5.6 million, or $0.94 per share, compared to $4.5 million, or $0.75 per share, in 2005.

National Mercantile Bancorp

(by First California Financial Group as

successor by merger to National Mercantile

Bancorp)

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date: April 2, 2007	By:	/s/ Romolo Santarosa
Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereof shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Files unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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